SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	Man ETF Series Trust

Address of Principal Business Office:	1345 Avenue of the Americas, 21st Floor New York NY 10105

Telephone Number:	(212) 649-6600

Name and Address of Agent for Service of Process:	Corporation Service Company 251 Little Falls Drive Wilmington, Delaware 19808 County of Newcastle With copies to: Clair E. Pagnano, Esq. K&L Gates LLP One Congress Street Boston, MA 02114-2023

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:     X   Yes         ___ No

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Man ETF Series Trust has caused this notification of registration to be duly signed on its behalf in the city of New York and the state of New York on the 12th day of June, 2025.

MAN ETF SERIES TRUST

By: /s/ Lisa Muñoz
Lisa Muñoz
Initial Trustee, Secretary

Attest: /s/ Sam Thompson
Sam Thompson
Vice President, Man Solutions LLC